Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:
    Canetic Resources Trust advanced notice of third quarter 2007 earnings announcement

    CALGARY, Oct. 9 /CNW/ - (CNE.UN - TSX; CNE - NYSE)- Canetic Resources
Trust, wishes to inform investors, analysts and media that it will be issuing its third quarter 2007 operating and financial results subsequent to the close of markets on Thursday, November 8, 2007.

    Canetic is one of Canada's largest oil and gas royalty trusts. Canetic trust units and debentures are listed on the Toronto Stock Exchange under the symbols CNE.UN, CNE.DB.A, CNE.DB.B, CNE.DB.C, CNE.DB.D, and CNE.DB.E and the
trust units are listed on the New York Stock Exchange under the symbol CNE.

    %SEDAR: 00023165E          %CIK: 0001349237

    /For further information: Investor Relations, (403) 539-6300, Toll Free:
1-877-539-6300, info(at)canetictrust.com, www.canetictrust.com/
    (CNE.UN. CNE)

CO:  Canetic Resources Trust

CNW 12:38e 10-OCT-07